UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VNET Group, Inc.

(Name of Subject Company (Issuer))

VNET Group, Inc.

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2026
(Title of Class of Securities)

90138V AB3
(CUSIP Number of Class of Securities)

Qiyu Wang

Chief Financial Officer

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

Phone: (86) 10 8456-2121

Facsimile: (86) 10 8456-4234

with copy to:

James C. Lin, Esq.

Gerhard Radtke, Esq.
Davis Polk & Wardwell
c/o 19th Floor, The Hong Kong Club Building

3A Chater Road

Central, Hong Kong
(852) 2533 3300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of January 26, 2021, as amended by a supplemental indenture dated as of April 20, 2021 (as amended, the “Indenture”), by and between VNET Group, Inc. (the “Company”) and Citicorp International Limited, as trustee (the “Trustee”), for the Company’s 0.00% Convertible Senior Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to repurchase the Notes (the “Repurchase Right”), as set forth in the Company’s Notice to the Holders dated December 28, 2023 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1.	THROUGH 9 (OTHER THAN ITEM 5).

The Company is the issuer of the Notes and is obligated to purchase all of such Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right Documents. The Notes are convertible into cash, the Company’s American depositary shares (“ADSs”), each representing six Class A ordinary shares, par value US$0.00001 per share, of the Company (“Class A Ordinary Shares”) or a combination of cash and ADSs, at the Company’s election, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. The Company’s ADSs are trading on the Nasdaq Global Select Market under the ticker symbol “VNET.” The Company maintains its principal executive offices at Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, People’s Republic of China, and the telephone number at this address is (86) 10 8456-2121. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right Documents is incorporated by reference into this Schedule TO.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements

Arrangements with New Investors in the Company

On November 16, 2023, Success Flow International Investment Limited (“Investor A”) and Choice Faith Group Holdings Limited (“Investor B”) (collectively, the “Investors”) entered into an investment agreement and an investor rights agreement pursuant to which Investor A agreed to purchase 455,296,932 Class A Ordinary Shares, and Investor B agreed to purchase 195,127,260 Class A Ordinary Shares (such purchased shares, collectively, the “Purchased Shares” and such investment, the “Investment”). In connection with the Investment made by the Investors in the Company, Mr. Sheng Chen, Chairman of the Board of Directors of the Company, and his controlled entities named therein (collectively with Mr. Sheng Chen, the “Founder Parties”), entered into a voting and consortium agreement with the Investors. The investment agreement, investor rights agreement, and the voting and consortium agreement are collectively referred herein as the “Investment Documents”.

As part of the terms of the Investment, the Investors have agreed to certain restrictions in relation to the portion of Purchased Shares acquired by Investor A (the “Relevant Shares”). First, the Investors have agreed with the Company and the Founder Parties not to transfer or encumber the Relevant Shares during a period commencing on the consummation of the Investment and ending upon the third anniversary of the Investment (the “Lockup Period”), except for the use of such Relevant Shares as collateral for bona fide financings and the transfer of such Relevant Shares to their permitted assigns under specific conditions.

Second, the Investors have granted the Founder Parties a right of first offer on the following terms. The right becomes exercisable during the Lockup Period in the event the Relevant Shares are used as collateral in a bona fide financing and the lender seeks to foreclose on all or a portion of such Relevant Shares. If the Founder Parties elect not to exercise such right or their offer is not accepted by the lender, the Investors will support, in their capacity as shareholders, the Company’s issuance of additional Class A Ordinary Shares or other equity securities to the Founder Parties, insofar as such issuance could avoid the acceleration of the Company’s debt repayment obligations or the early redemption of the Company’s securities or additional or contingent payment or borrowing obligation, in cash or securities, under the Company’s contracts or for the purposes of obtaining a consent or waiver from the counterparty thereof (“Company Default”).

Third, the Investors have agreed to vote all the Relevant Shares in accordance with any voting instructions provided by the Founder Parties during the period beginning on the earlier of February 29, 2024 or sixty (60) calendar days after the closing date of the Investment and ending upon the third anniversary of the closing date of the Investment (the “Voting Term”), except for certain reserved investor matters as specified therein.

Fourth, the Investors covenant, for so long as the Investors in the aggregate continue to own equity securities that (on an as-converted basis) represent no less than 325,212,096 Class A Ordinary Shares (including such Class A Ordinary Shares held in the form of ADSs) (the “Minimum Shareholding Requirement”), (1) not to, and to direct their assigns and successors not to, initiate or support during the Voting Term any proposal (including by voting of the Purchased Shares) or action that would cause a Company Default; (2) during the 90-day period immediately preceding the expiration of the Voting Term, to work with Mr. Sheng Chen and the Company to assess whether the expiration of the voting arrangement noted would cause a Company Default, and, if such risks exist, discuss in good faith with the Company to work out commercially reasonable solutions; and (3) if a solution cannot be identified or agreed, to extend the voting arrangement by a further three months.

In consideration for the Investors’ agreement to the restrictions described above, the Founder Parties have made certain undertakings to the Investors as significant shareholders of the Company. First, the Founder Parties warrants that Mr. Sheng Chen will, at all times, directly or indirectly, own no less than 80% of such number of equity securities (calculated on a fully diluted and as-converted basis) held directly or indirectly by him and his family trusts as of the date of the Investment Agreement.

Second, the Founder Parties also covenant not to take any actions that would restrict, inhibit, terminate or otherwise adversely affect or prejudice certain rights, powers, preferences or privileges enjoyed by, or actions or entitlements of, the Investors under the terms of the Investment.

Third, the Founder Parties have agreed that, for so long as the Investors maintain their Minimum Shareholding Requirement in the Company, in the event any entity controlled by any of the Founder Parties plans to conduct an initial public offering or list their shares on a securities exchange, the Investors may elect to exchange their Purchased Shares into shares of such entity.

The foregoing descriptions of the Investment Documents in this Item 5 do not purport to be complete and are qualified in their entirety by reference to Exhibit d(3), Exhibit d(4) and Exhibit d(5) filed as set forth below and which are incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and the consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)		Exhibits.

	(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of December 28, 2023.

	(a)(5)(A)*	Press Release issued by the Company, dated as of December 28, 2023.

	(b)	Not applicable.

	(d)(1)	Indenture dated January 26, 2021 between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 from the Company’s annual report on Form 20-F (File No. 001-35126), initially filed with the Commission on April 28, 2021).

	(d)(2)*	Supplemental Indenture dated April 20, 2021 between the Company and Citicorp International Limited, as trustee.

	(d)(3)	Investment Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.2 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).

	(d)(4)	Investor Rights Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.3 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).

	(d)(5)*	Voting and Consortium Agreement dated November 16, 2023 by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Investor A and Investor B.

	(g)	Not applicable.

	(h)	Not applicable.

(b)		Filing Fee Exhibit.

	*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 0.00% Convertible Senior Notes due 2026 issued by the Company, dated as of December 28, 2023.
(a)(5)(A)*	Press Release issued by the Company, dated as of December 28, 2023.
(d)(1)	Indenture, dated as of January 26, 2021 between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 2.7 to the Company’s annual report on Form 20-F (File No. 001- 35126) filed with the Securities and Exchange Commission on April 28, 2021).
(d)(2)*	Supplemental Indenture dated April 20, 2021 between the Company and Citicorp International Limited, as trustee.
(d)(3)	Investment Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.2 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).
(d)(4)	Investor Rights Agreement dated November 16, 2023 by and among the Company, Investor A and Investor B (incorporated by reference to Exhibit 99.3 from the Company’s current report on Form 6-K (File No. 001-35126), initially filed with the Commission on November 16, 2023).
(d)(5)*	Voting and Consortium Agreement dated November 16, 2023 by and among Mr. Sheng Chen, GenTao, Personal Group, Fast Horse, Sunrise, Investor A and Investor B.
(b)*	Filing Fee Table

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VNET Group, Inc.

By:	/s/ Qiyu Wang
	Name:	Qiyu Wang
	Title:	Chief Financial Officer

Dated: December 28, 2023